Exhibit 11

February 1, 2022

CONFIDENTIAL

Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, MA 02451

Attention: Board of Directors

Ladies & Gentlemen:

On behalf of Innoviva, Inc. (“Innoviva”), we are pleased to submit a preliminary non-binding proposal for the acquisition by Innoviva of Entasis Therapeutics Holdings Inc. (“Entasis”).

Subject to the completion of its business, clinical, regulatory, financial, and legal due diligence and the negotiation and execution of definitive documentation, Innoviva is proposing to purchase all of the outstanding equity securities of Entasis not currently owned by Innoviva for per share consideration of $1.80 payable in cash.  This represents a 23% premium to Entasis’ closing price of $1.47 on January 31, 2022.  The premium being offered by Innoviva is consistent with, or more favorable than, many premiums offered for similar acquisitions by a majority stockholder, and we believe Entasis’ stockholders will recognize and be supportive of the significant value to be received in this proposed transaction.

The definitive documentation will include customary representations, warranties and covenants, and the closing of the transaction will be subject to customary closing conditions.  The proceeds would be paid through Innoviva’s cash on hand and the transaction will not be subject to a financing condition.    In addition, the closing of the transaction will be conditioned on the independent members of the Entasis Board of Directors (or a committee thereof), represented by independent legal and financial advisors, approving the transaction, and such transaction being approved by holders of a majority of the outstanding shares of capital stock of Entasis owned or controlled by disinterested stockholders.  Neither of these conditions is waivable.

In addition, Innoviva is prepared to provide financing to Entasis in an amount not less than $15 million, to support Entasis’ product development and operations while the transaction described above is being finalized.

This non-binding offer has been approved by the Innoviva Board of Directors and Innoviva is excited to present it to Entasis.  We are prepared to move expeditiously towards execution of definitive documentation.  Innoviva has retained Moelis & Company as its financial advisors and Willkie Farr & Gallagher LLP as its legal advisors.  They stand ready to engage with your advisors and we expect to be able to complete due diligence and documentation currently, and announce a transaction within three weeks from receiving access to requisite information from Entasis.

In light of this letter and our interests expressed herein, we will be amending our Schedule 13D and attaching this letter as an exhibit to the filing with the U.S. Securities and Exchange Commission.

We look forward to hearing from you soon.

Very truly yours,

INNOVIVA, INC.

By: /s/ Pavel Raifeld
Name: Pavel Raifeld
Title: CEO